Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2020 Financial Results

Company Announces Strategic Refocusing Plan

HANGZHOU, China, November 19, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended September 30, 2020.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “We had a challenging third quarter amid intensified industry competition. Our Express segment execution did not meet the fast-changing market dynamics in both operation and pricing strategy, which led to lower volume growth and margin. Facing strong industry headwinds, we are taking steps to make major strategic adjustments and organizational changes to our business, focusing on our core logistics and supply chain management businesses, emphasizing service quality, enhancing operating efficiency, with the goal of putting us back on a path to profitability.”

Gloria Fan, BEST’s Chief Financial Officer, commented, “Our third-quarter performance reflects both the challenges and resiliency of our business. Revenue was RMB8.7 billion, relatively stable compared with the same period last year, while our gross margin contracted 5.4 percentage points year-over-year due to a challenging pricing environment that offset our volume growth across multiple business units, resulting in a net loss of RMB640 million. Despite the net loss, we generated net operating cash inflow of RMB115 million during the third quarter and maintained a healthy balance of cash and cash equivalents, restricted cash and short-term investments of RMB4.8 billion.”

FINANCIAL HIGHLIGHTS(1)

For the Quarter Ended September 30, 2020:

•                  Revenue was RMB8,693.3 million (US$1,280.4 million), a decrease of 0.6% year-over-year (“YoY”). The decrease was primarily due to a decrease in average selling price (“ASP”) of Express business, partially offset by an increase in Express volume.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

•                      Gross Profit was RMB37.6 million (US$5.5 million), a decrease of 92.6% YoY compared to gross profit of RMB507.1 million in the same period of 2019. The decrease was primarily due to decreased ASP and increased costs of Express and Freight units. Gross Margin was 0.4%, a decrease of 5.4 percentage points (“ppts”) YoY.

•                      Net Loss was RMB639.5 million (US$94.2 million), compared to a net loss of RMB6.7 million in the same period of 2019. Non-GAAP Net Loss(2)(3) was RMB612.0 million (US$90.1 million), compared to non-GAAP Net Income of RMB16.7 million in the same period of 2019.

•                      Diluted EPS(4) was negative RMB1.64 (US$0.24), compared to negative RMB0.01 in the same period of 2019. Non-GAAP diluted EPS(3)(5) was negative RMB1.57 (US$0.23), compared to RMB0.05 in the same period of 2019.

•                      EBITDA(3)(6) was negative RMB462.9 million (US$68.2 million), compared to RMB93.4 million in the same period of 2019. Adjusted EBITDA(3)(6)  was negative RMB437.7 million (US$64.5 million), compared to RMB114.3 million in the same period of 2019.

Strategic Refocusing Plan

Following a comprehensive review of the Company’s business operations, BEST plans to implement extensive strategic adjustments to refocus its core businesses with a view to driving long-term growth and profitability.

1.         Core businesses: The Company will focus on its core logistics and supply chain management businesses.

a)                 Express: BEST will refocus its Express business on sustainable long-term growth and profitability by focusing on optimizing its product structure, improving operating efficiency, enhancing service quality and customer experience, and gaining market share.

b)                 Freight: BEST will continue to emphasize the e-commerce aspect of its freight services and solidify the Company’s competitive position by expanding its market share, improving operating efficiency and increasing profitability.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

c)                  Supply Chain Management: BEST will focus on quality growth and profitability, continue to implement an improved asset-light model and grow the Company’s franchised Cloud OFC business.

2.              Non-core businesses: The Company announced the winding down of Store+ on November 15, 2020. The Company believes that by phasing out Store+, it can eliminate the significant cash-flow requirements associated with this early-stage business, allowing the Company to further prioritize capital allocation towards its core businesses. For its other non-core businesses, including UCargo, Capital and Global, the Company is considering all available strategic options with the goal of improving the Company’s profitability to maximize shareholder value.

3.              Management: BEST took significant steps to realign its management team to support the refocusing plan for its core businesses. As announced on November 15, 2020, and effective the same day, Mr. Xiaoqing Wang, former general manager of BEST’s Jiangsu province branch, assumed the position of vice president, general manager of Express, replacing Mr. Shaohua Zhou, who took up a new role in the Company.

4.              Cost measures: As part of the company-wide strategic refocusing plan, the Company intends to optimize its SG&A and R&D expenses to focus its resources on core businesses, anticipating estimated cost savings of approximately RMB200 million by the end of 2021. The savings will create a leaner and more focused organization by prioritizing expense control as well as optimizing efficiencies across the organization.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “After a comprehensive review, we decided to take steps to refocus and streamline our operations, creating a leaner organization with greater financial flexibility. With a continued emphasis on our core capabilities, including Express, Freight and Supply Chain Management, we are evaluating strategic options available for our non-core businesses to eliminate or significantly reduce their capital requirements and capital losses. As we prioritize and deploy capital towards our core businesses, the goal is to improve our business fundamentals and competitive position. We believe with appropriate adjustments to our organization and cost structure, we can be on a path to profitability in the near future.

“As we look ahead, we remain confident in the strength of demand driven by e-commerce for integrated smart supply chain solutions and logistics services. We aim to achieve strong growth for Express and Freight, while seeking to further integrate our core business units. We expect this integration to create more cross-selling opportunities and maximize revenue and cost synergies, while also allowing us to focus on enhancing our product structure, stability and flexibility of our network, quality of services and overall operating efficiencies, which, taken as a whole, will enable BEST to deliver long-term value for our shareholders,” concluded Mr. Chou.

BUSINESS HIGHLIGHTS(7)

Core Logistics and Supply Chain

BEST Express — The Express segment execution did not meet the fast-changing market dynamics in both operation and pricing strategy, which led to lower volume growth and margin. Parcel volume increased by 24.8% YoY, representing market share of 10.6% during the quarter, which was 0.1 ppt lower compared with the second quarter. Gross margin contracted by 7.2 ppts due to an ASP decline of 21.9% YoY, partially offset by a decrease in average cost per parcel of 15.9% YoY.

BEST Freight — Freight continued its strong growth and achieved a growth rate higher than the industry average. Freight volume increased by 30.7% YoY in the third quarter of 2020. Its gross margin declined 5.3 ppts YoY, primarily due to a pricing lag after the government reinstated highway tolls in the second quarter. Average cost per tonne decreased by 12.6% YoY while ASP declined by 17.3% YoY.

BEST Supply Chain Management — Supply Chain Management focused on expanding the franchised Cloud OFC business, while targeting projects with higher margins and clients with strong credit profiles. Its gross margin decreased by 4.0 ppts YoY to 4.4%, primarily due to high cost structures associated with legacy key account customers, which are in the process of being terminated. The total number of orders fulfilled by Cloud OFCs increased by 18.3% YoY to 102.2 million in the third quarter of 2020, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 32.0% YoY to 53.5 million. The number of franchised OFCs increased by 23.2% YoY to 345.

BEST UCargo — The number of registered drivers on the UCargo mobile app increased by 84.5% YoY to 288,322. The total number of transactions on the trucking brokerage platform increased by 37.2% YoY to 233,480.

BEST Capital — As of September 30, 2020, BEST Capital had provided financing solutions to 13,607 trucks in total, a quarter-over-quarter (“QoQ”) increase of 10.0% compared to June 30, 2020.

BEST Store+

The Store+ business continued to execute on its strategy of partnership model and enhancing order quality, allowing it to improve gross margin and reduce losses. Gross margin increased by 2.9 ppts YoY to 13.4%, while adjusted EBITDA margin improved by 1.8 ppts YoY to negative 9.5%. Despite these improving results, we decided to wind down Store+ operations by the end of 2020, except for self-operated WoWo stores, which the Company plans to continue running while evaluating various strategic options.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

BEST Global

Global continued its strong momentum in Southeast Asia. In the third quarter, parcel volume in Thailand increased by 513.5% YoY to approximately 10 million, while parcel volume in Vietnam increased by 932.4% YoY to 10.3 million. The Company also made progress in expanding its express delivery services in Malaysia, Cambodia and Singapore.

Key Operational Metrics

	Three Months Ended			% Change YoY
	September 30, 2018	September 30, 2019	September 30, 2020	2019 vs 2018	2020 vs 2019
Express Parcel Volume (in ‘000)	1,371,055	1,890,842	2,359,773	37.9%	24.8%
Freight Volume (Tonne in ‘000)	1,474	1,885	2,464	27.9%	30.7%
Supply Chain Management Orders Fulfilled (in ‘000)	56,572	86,371	102,171	52.7%	18.3%
UCargo Number of Transactions (in ‘000)	136	170	233	25.3%	37.2%
Store+ Total Number of Orders Fulfilled (in ‘000)	935	903	820	(3.4)%	(9.2)%
Global Parcel Volume in Southeast Asia (in ‘000)	—	2,607	20,754	—	696.0%

FINANCIAL RESULTS

For the Quarter Ended September 30, 2020:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 — Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2019		September 30, 2020
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Core logistics and supply chain:
Express	5,209,139	59.5%	5,076,101	747,629	58.5%	(2.6)%
Freight	1,375,411	15.7%	1,487,654	219,108	17.1%	8.2%
Supply Chain Management	452,328	5.2%	452,691	66,674	5.2%	0.1%
UCargo	702,150	8.0%	688,951	101,472	7.9%	(1.9)%
Capital	48,672	0.6%	54,725	8,060	0.6%	12.4%
Total for core logistics and supply chain	7,787,700	89.0%	7,760,122	1,142,943	89.3%	(0.4)%
Store+	861,964	9.9%	717,115	105,620	8.2%	(16.8)%
Global	95,632	1.1%	216,017	31,816	2.5%	125.9%
Total Revenue	8,745,296	100%	8,693,254	1,280,379	100%	(0.6)%

Core Logistics and Supply Chain

•                  Express Service Revenue decreased by 2.6% YoY to RMB5,076.1 million (US$747.6 million) from RMB5,209.1 million, primarily due to a 21.9% YoY decrease in ASP per parcel, partially offset by a 24.8% YoY increase in parcel volume. The decrease in ASP is primarily attributable to competitive market dynamics.

•                  Freight Service Revenue increased by 8.2% YoY to RMB1,487.7 million (US$219.1 million) from RMB1,375.4 million, primarily due to a 30.7% YoY increase in freight volume, partially offset by a 17.3% YoY decrease in ASP per tonne.

•                  Supply Chain Management Service Revenue increased by 0.1% YoY to RMB452.7 million (US$66.7 million) from RMB452.3 million.

•                  UCargo Service Revenue decreased by 1.9% YoY to RMB689.0 million (US$101.5 million) from RMB702.2 million, primarily due to discontinuation of several key account customers to minimize credit exposure.

•                  Capital Service Revenue increased by 12.4% YoY to RMB54.7 million (US$8.1 million) from RMB48.7 million.

BEST Store+ — Revenue decreased by 16.8% YoY to RMB717.1 million (US$105.6 million) from RMB862.0 million, primarily due to efforts to enhance order quality to improve margins.

BEST Global — Revenue increased by 125.9% YoY to RMB216.0 million (US$31.8 million) from RMB95.6 million, primarily due to strong growth in parcel volumes in Southeast Asia.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	September 30, 2019		September 30, 2020			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Core logistics and supply chain:
Express	(4,962,151)	95.3%	(5,205,390)	(766,671)	102.5%	7.2 ppt
Freight	(1,289,098)	93.7%	(1,473,252)	(216,987)	99.0%	5.3 ppt
Supply Chain Management	(414,197)	91.6%	(432,945)	(63,766)	95.6%	4.0 ppt
UCargo	(688,305)	98.0%	(675,295)	(99,460)	98.0%	0.0 ppt
Capital	(16,522)	33.9%	(8,066)	(1,188)	14.7%	(19.2 ppt	)
Total for core logistics and supply chain	(7,370,273)	94.6%	(7,794,948)	(1,148,072)	100.4%	5.8 ppt
Store+	(771,078)	89.5%	(621,059)	(91,472)	86.6%	(2.9 ppt	)
Global	(96,889)	101.3%	(239,653)	(35,297)	110.9%	9.6 ppt
Total Cost of Revenue	(8,238,240)	94.2%	(8,655,660)	(1,274,841)	99.6%	5.4 ppt

Cost of Revenue was RMB8,655.7 million (US$1,274.8 million) or 99.6% of revenue in the quarter ended September 30, 2020, compared to RMB8,238.2 million or 94.2% of revenue in the same quarter of 2019. The increase of 5.4 ppts in cost of revenue as a percentage of revenue was primarily attributable to increased costs of Express and Freight businesses.

Table 3 — Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	September 30, 2019	September 30, 2020	YoY
Express:
Average Cost Per Parcel	2.62	2.21	(15.9)%
Average Transportation Cost Per Parcel	0.75	0.65	(13.3)%
Average Labor Cost Per Parcel	0.23	0.18	(21.7)%
Average Lease Cost Per Parcel	0.10	0.10	(0.0)%
Average Other Cost Per Parcel	0.11	0.10	(9.1)%
Average Last-mile Cost Per Parcel	1.43	1.18	(17.5)%
Freight:
Average Cost Per Tonne	683.9	597.8	(12.6)%

•                  Express Service Average Cost per Parcel decreased by 15.9%, primarily due to improved operating efficiency and economies of scale.

•                  Freight Service Average Cost per Tonne decreased by 12.6% YoY, primarily due to improved operating efficiency, network optimization and economies of scale.

Gross Profit was RMB37.6 million (US$5.5 million), compared to gross profit of RMB507.1 million in the same quarter of 2019; Gross Margin was 0.4%, compared to 5.8% in the same quarter of 2019.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	September 30, 2019		September 30, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(488,381)	5.6%	(612,849)	(90,263)	7.0%	1.4 ppt
Adjusted for SBC Expenses	(18,166)	0.2%	(32,256)	(4,751)	0.3%	0.1 ppt
Adjusted Selling, General and Administrative Expenses	(470,215)	5.4%	(580,593)	(85,512)	6.7%	1.3 ppt
Research and Development Expenses	(64,522)	0.7%	(53,361)	(7,859)	0.6%	(0.1 ppt	)
Adjusted for SBC Expenses	(2,291)	0.0%	(2,135)	(314)	0.0%	0.0 ppt
Adjusted Research and Development Expenses	(62,231)	0.7%	(51,226)	(7,545)	0.6%	(0.1 ppt	)
Total Operating Expenses	(552,903)	6.3%	(666,210)	(98,122)	7.6%	1.3 ppt
Adjusted for SBC Expenses	(20,457)	0.2%	(34,391)	(5,065)	0.3%	0.1 ppt
Adjusted Total Operating Expenses	(532,446)	6.1%	(631,819)	(93,057)	7.3%	1.2 ppt

Selling, General and Administrative Expenses were RMB612.8 million (US$90.3 million) or 7.0% of revenue in the quarter ended September 30, 2020, compared to RMB488.4 million or 5.6% of revenue in the same quarter of 2019. The increase in selling, general and administrative expenses was primarily attributable to an accrued provision for certain trade receivables and losses on disposal of fixed assets due to an upgrade of Express’s equipment.

Research and Development Expenses were RMB53.4 million (US$7.9 million) or 0.6% of revenue in the quarter ended September 30, 2020, compared to RMB64.5 million, or 0.7% of revenue in the same quarter of 2019. The decrease in research and development expenses was primarily attributable to capitalization of certain research and development expenditure to intangible assets, as well as reduction in travel expenses.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended September 30, 2020 were RMB35.0 million (US$5.2 million), compared to RMB21.0 million in the same quarter of 2019. In the third quarter of 2020, RMB0.6 million (US$0.1 million) was allocated to cost of revenue, RMB1.5 million (US$0.2 million) was allocated to selling expenses, RMB30.8 million (US$4.6 million) was allocated to general and administrative expenses, and RMB2.1 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Income

Net Loss in the quarter ended September 30, 2020 was RMB639.5 million (US$94.2 million), compared to Net Loss of RMB6.7 million in the same period of 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), non-GAAP Net Loss in the quarter ended September 30, 2020 was RMB612.0 million (US$90.1 million), compared to non-GAAP Net Income of RMB16.7 million in the same quarter of 2019.

The following table sets forth a breakdown of non-GAAP net loss for the three months ended September 30, 2020 by segment.

Table 5 — Breakdown of non-GAAP Net Loss by Segment

	Three Months Ended September 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(8)	Total
Non-GAAP Net Income/(Loss)	(311,199)	(61,000)	(36,781)	(31,368)	28,447	(70,013)	(63,830)	(66,209)	(611,953)

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2020 was negative RMB1.64 (US$0.24), based on a weighted average of 385.4 million diluted shares outstanding during the quarter. This is compared to negative RMB0.01 on a weighted average of 388.8 million diluted shares outstanding in the same period of 2019. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), non-GAAP diluted EPS in the quarter ended September 30, 2020 was negative RMB1.57 (US$0.23), compared to RMB0.05 in the same period of 2019. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was negative RMB437.7 million (US$64.5 million), compared to RMB114.3 million in the quarter ended September 30, 2019. Adjusted EBITDA Margin was negative 5.0%, compared to 1.3% in the quarter September 30, 2019.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended September 30, 2020 by segment.

Table 6 — Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended September 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(9)	Total
Adjusted EBITDA	(211,289)	(44,643)	(26,661)	(29,976)	34,482	(68,213)	(60,699)	(30,727)	(437,726)
Adjusted EBITDA Margin	(4.2)%	(3.0)%	(5.9)%	(4.4)%	63.0%	(9.5)%	(28.1)%	—	(5.0)%

Core Logistics and Supply Chain - Adjusted EBITDA was negative RMB278.1 million (US$41.0 million), compared to RMB266.9 million in the quarter ended September 30, 2019. Adjusted EBITDA Margin was negative 3.6%, compared to 3.4% in the quarter ended September 30, 2019.

Store+ - Adjusted EBITDA was negative RMB68.2 million (US$10.0 million), compared to negative RMB97.6 million in the quarter ended September 30, 2019. Adjusted EBITDA Margin was negative 9.5%, compared to negative 11.3% in the quarter ended September 30, 2019.

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Global - Adjusted EBITDA was negative RMB60.7 million (US$8.9 million), compared to negative RMB30.9 million in the quarter ended September 30, 2019. Adjusted EBITDA Margin was negative 28.1%, compared to negative 32.3% in the quarter ended September  30, 2019.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2020, cash and cash equivalents, restricted cash and short-term investments were RMB4,756.3 million (US$700.5 million), compared to RMB5,141.9 million as of June 30, 2020.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB115.4 million (US$17.0 million), compared to RMB237.3 million in the same period of 2019. The decrease in net cash generated from operating activities was mainly due to decreasing ASP in Express and Freight businesses.

Capital Expenditures (“CAPEX”)

CAPEX was RMB486.6 million (US$71.7 million), or 5.6% of total revenue in the quarter ended September 30, 2020, compared to CAPEX of RMB523.0 million, or 6.0% of total revenue, in the same period of 2019. The decrease in CAPEX was primarily due to payment timing differences.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 385.4 million ordinary shares outstanding(10). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Due to its ongoing strategic refocusing plan, BEST is unable to provide financial guidance at this time. The Company currently plans to resume providing financial guidance in 2021.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on November 19, 2020 (10:00 am Beijing Time on November 20), to discuss its financial results and operating performance for the third quarter of 2020.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 6127097

A replay of the conference call will be accessible through November 26, 2020 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10149943

Please visit the Company’s investor relations website http://ir.best-inc.com/ on November 19, 2020 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	5,209,139	5,076,101	747,629	14,925,574	13,594,633	2,002,273
Freight	1,375,411	1,487,654	219,108	3,669,126	3,536,163	520,821
Supply Chain Management	452,328	452,691	66,674	1,587,176	1,369,991	201,778
Store+	861,964	717,115	105,620	2,206,044	1,837,314	270,607
Global	95,632	216,017	31,816	201,451	524,305	77,222
UCargo	702,150	688,951	101,472	1,665,167	1,562,054	230,066
Capital	48,672	54,725	8,060	153,462	152,524	22,464
Total Revenue	8,745,296	8,693,254	1,280,379	24,408,000	22,576,984	3,325,231
Cost of Revenue
Express	(4,962,151)	(5,205,390)	(766,671)	(14,303,701)	(13,570,902)	(1,998,778)
Freight	(1,289,098)	(1,473,252)	(216,987)	(3,466,109)	(3,532,534)	(520,286)
Supply Chain Management	(414,197)	(432,945)	(63,766)	(1,474,029)	(1,297,689)	(191,129)
Store+	(771,078)	(621,059)	(91,472)	(1,962,020)	(1,594,696)	(234,873)
Global	(96,889)	(239,653)	(35,297)	(215,376)	(602,511)	(88,740)
UCargo	(688,305)	(675,295)	(99,460)	(1,620,980)	(1,528,280)	(225,091)
Capital	(16,522)	(8,066)	(1,188)	(45,956)	(19,668)	(2,897)
Total Cost of Revenue	(8,238,240)	(8,655,660)	(1,274,841)	(23,088,171)	(22,146,280)	(3,261,794)
Gross Profit	507,056	37,594	5,538	1,319,829	430,704	63,437
Selling Expenses	(212,714)	(244,925)	(36,074)	(619,203)	(694,135)	(102,235)
General and Administrative Expenses	(275,667)	(367,924)	(54,189)	(863,913)	(993,627)	(146,345)
Research and Development Expenses	(64,522)	(53,361)	(7,859)	(181,058)	(164,175)	(24,180)
Total Operating Expenses	(552,903)	(666,210)	(98,122)	(1,664,174)	(1,851,937)	(272,760)
Loss from Operations	(45,847)	(628,616)	(92,584)	(344,345)	(1,421,233)	(209,323)
Interest Income	21,242	18,106	2,667	71,291	58,106	8,558
Interest Expense	(12,023)	(46,583)	(6,861)	(52,767)	(121,134)	(17,841)
Foreign Exchange
Gain/(Loss)	661	(9,199)	(1,355)	(3,405)	(9,014)	(1,328)
Other Income	38,225	40,700	5,994	91,860	112,569	16,580
Other Expense	(5,216)	(7,244)	(1,067)	(13,136)	(25,605)	(3,771)
Loss before Income Tax and Share of Net Loss of Equity Investees	(2,958)	(632,836)	(93,206)	(250,502)	(1,406,311)	(207,125)
Income Tax Expense	(3,691)	(6,633)	(977)	(11,793)	(14,735)	(2,170)
Loss before Share of Net loss of Equity Investees	(6,649)	(639,469)	(94,183)	(262,295)	(1,421,046)	(209,295)
Share of Net Loss of Equity Investees	(47)	(40)	(6)	(183)	(114)	(17)
Net Loss	(6,696)	(639,509)	(94,189)	(262,478)	(1,421,160)	(209,312)
Net Loss attributable to non-controlling interests	(3,214)	(5,959)	(878)	(8,644)	(20,390)	(3,003)
Net loss attributable to Best Inc.	(3,482)	(633,550)	(93,311)	(253,834)	(1,400,770)	(206,309)
Net loss attributable to ordinary shareholders	(3,482)	(633,550)	(93,311)	(253,834)	(1,400,770)	(206,309)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,994,683	1,814,016	267,176
Restricted Cash	1,786,832	2,008,550	295,827
Accounts and Notes Receivables	1,229,083	931,411	137,180
Inventories	140,006	166,402	24,508
Prepayments and Other Current Assets	2,750,126	3,383,635	498,356
Short-term Investments	1,057,598	306,490	45,141
Lease Rental Receivables	483,363	528,317	77,813
Amounts Due from Related Parties	246,758	156,522	23,053
Total Current Assets	9,688,449	9,295,343	1,369,054
Non-current Assets
Property and Equipment, Net	2,939,379	3,836,048	564,989
Intangible Assets, Net	121,587	111,800	16,466
Goodwill	490,986	499,433	73,559
Long-term Investments	230,855	240,580	35,434
Non-current Deposits	127,191	137,525	20,255
Other Non-current Assets	346,645	584,015	86,016
Operating Lease Right-of-use Assets	4,378,804	4,123,906	607,386
Lease Rental Receivables	993,260	784,057	115,479
Restricted Cash	175,700	627,218	92,379
Total non-current Assets	9,804,407	10,944,582	1,611,963
Total Assets	19,492,856	20,239,925	2,981,017
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	2,510,500	3,099,750	456,544
Securitization Debt	104,899	193,260	28,464
Accounts and Notes Payable	3,391,383	3,770,913	555,395
Accrued Expenses and Other Liabilities	2,019,634	2,264,224	333,484
Customer Advances and Deposits and Deferred Revenue	1,489,510	1,585,970	233,588
Operating Lease Liabilities	1,035,252	1,104,411	162,662
Financing Lease Liabilities	1,363	529	78
Amounts Due to Related Parties	9,769	21,919	3,228
Income Tax Payable	7,358	10,662	1,570
Total Current Liabilities	10,569,668	12,051,638	1,775,013
Non-current Liabilities
Securitization Debt	—	23,766	3,500
Convertible senior notes held by related parties	680,104	1,684,166	248,051
Convertible Senior Notes held by third parties	680,104	668,630	98,479
Operating Lease Liabilities	3,482,634	3,167,567	466,532
Financing Lease Liabilities	2,072	4,366	643
Deferred Tax Liabilities	25,806	23,857	3,514
Other Non-current Liabilities	137,184	196,585	28,954
Long-term Bank Loans	—	79,333	11,684
Total Non-current Liabilities	5,007,904	5,848,270	861,357
Total Liabilities	15,577,572	17,899,908	2,636,370

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB		US$
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,828
Treasury Shares	—	(211,352)		(31,129)
Additional Paid-In Capital	19,353,400	19,458,478		2,865,924
Statutory reserves	7,865	10,267		1,512
Accumulated Deficit	(15,629,537)	(17,088,455	)(11)	(2,516,857)
Accumulated Other Comprehensive Income	163,196	165,778		24,416
BEST Inc. Shareholders’ Equity	3,920,912	2,360,704		347,694
Non-controlling Interests	(5,628)	(20,687)		(3,047)
Total Shareholders’ Equity	3,915,284	2,340,017		344,647
Total Liability and Shareholders’ Equity	19,492,856	20,239,925		2,981,017

(11)Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB7,594,648

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from/ (Used in) Operating Activities	237,337	115,351	16,989	366,029	(455,556)	(67,096)
Net Cash Used in Investing Activities	(556,306)	(539,659)	(79,483)	(1,383,557)	(708,826)	(104,399)
Net Cash Generated from Financing Activities	897,235	371,217	54,674	1,558,732	1,738,283	256,021
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	41,930	(106,521)	(15,689)	41,860	(81,332)	(11,979)
Net Increase/(Decrease) in Cash and Cash Equivalents, and Restricted Cash	620,196	(159,612)	(23,509)	583,064	492,569	72,547
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,962,276	4,609,396	678,891	2,999,408	3,957,215	582,835
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,582,472	4,449,784	655,382	3,582,472	4,449,784	655,382

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(12)	Total
Net Income/(Loss)	(314,911)	(63,702)	(39,729)	(32,235)	28,379	(73,582)	(66,984)	(76,745)	(639,509)
Add
Depreciation & Amortization	98,294	16,357	10,120	1,392	381	3,622	4,320	7,005	141,491
Interest Expense	—	—	—	—	—	—	—	46,583	46,583
Income Tax Expense	1,616	—	—	—	5,654	(364)	(273)	—	6,633
Subtract
Interest Income	—	—	—	—	—	—	—	(18,106)	(18,106)
EBITDA	(215,001)	(47,345)	(29,609)	(30,843)	34,414	(70,324)	(62,937)	(41,263)	(462,908)
Add
Share-based Compensation Expenses	3,712	2,702	2,948	867	68	2,111	2,238	20,374	35,020
Subtract
Gain from appreciation of investments	—	—	—	—	—	—	—	(9,838)	(9,838)
Adjusted EBITDA	(211,289)	(44,643)	(26,661)	(29,976)	34,482	(68,213)	(60,699)	(30,727)	(437,726)
Adjusted EBITDA Margin	(4.2)%	(3.0)%	(5.9)%	(4.4)%	63.0%	(9.5)%	(28.1)%	—	(5.0)%

	Three Months Ended September 30, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(13)	Total
Net Income/(Loss)	117,440	26,579	(10,651)	(7,033)	28,534	(102,365)	(35,275)	(23,925)	(6,696)
Add
Depreciation & Amortization	63,765	13,492	13,895	72	530	3,570	2,373	7,904	105,601
Interest Expense	—	—	—	—	—	—	—	12,023	12,023
Income Tax Expense	—	—	9	—	4,345	(385)	(278)	—	3,691
Subtract
Interest Income	—	—	—	—	—	—	—	(21,242)	(21,242)
EBITDA	181,205	40,071	3,253	(6,961)	33,409	(99,180)	(33,180)	(25,240)	93,377
Add
Share-based Compensation Expenses	10,363	2,332	2,474	655	60	1,617	2,263	1,195	20,959
Adjusted EBITDA	191,568	42,403	5,727	(6,306)	33,469	(97,563)	(30,917)	(24,045)	114,336
Adjusted EBITDA Margin	3.7%	3.1%	1.3%	(0.9)%	68.8%	(11.3)%	(32.3)%	—	1.3%

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 8 — Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended September 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(14)	Total
Net Income/(Loss)	(314,911)	(63,702)	(39,729)	(32,235)	28,379	(73,582)	(66,984)	(76,745)	(639,509)
Add
Share-based Compensation Expenses	3,712	2,702	2,948	867	68	2,111	2,238	20,374	35,020
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	1,458	916	—	2,374
Subtract
Gain from appreciation of investments	—	—	—	—	—	—	—	(9,838)	(9,838)
Non-GAAP Net Income/(Loss)	(311,199)	(61,000)	(36,781)	(31,368)	28,447	(70,013)	(63,830)	(66,209)	(611,953)
Non-GAAP Net Income/(Loss) Margin	(6.1)%	(4.1)%	(8.1)%	(4.6)%	52.0%	(9.8)%	(29.5)%	—	(7.0)%

	Three Months Ended September 30, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(15)	Total
Net Income/(Loss)	117,440	26,579	(10,651)	(7,033)	28,534	(102,365)	(35,275)	(23,925)	(6,696)
Add
Share-based Compensation Expenses	10,363	2,332	2,474	655	60	1,617	2,263	1,195	20,959
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	1,541	930	—	2,471
Non-GAAP Net Income/(Loss)	127,803	28,911	(8,177)	(6,378)	28,594	(99,207)	(32,082)	(22,730)	16,734
Non-GAAP Net Income/(Loss) Margin	2.5%	2.1%	(1.8)%	(0.9)%	58.7%	(11.5)%	(33.5)%	—	0.2%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 9 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020		2020
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(633,550)	(93,311)	(1,400,770)	(206,309)
Add

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020		2020
(In ‘000)	RMB	US$	RMB	US$
Share-based Compensation Expenses	35,020	5,158	110,954	16,342
Amortization of Intangible Assets Resulting from Business Acquisitions	2,374	350	7,266	1,070
Subtract
Gain from appreciation of investments	(9,838)	(1,449)	(9,838)	(1,449)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(605,994)	(89,252)	(1,292,388)	(190,346)
Weighted Average Diluted Shares Outstanding During the Quarter
Diluted	385,430,134	385,430,134	388,136,651	388,136,651
Diluted (Non-GAAP)	385,430,134	385,430,134	388,136,651	388,136,651
Diluted EPS	(1.64)	(0.24)	(3.61)	(0.53)
Add
Non-GAAP adjustment to net loss per share	0.07	0.01	0.28	0.04
Non-GAAP Diluted EPS	(1.57)	(0.23)	(3.33)	(0.49)